Mr. Ryan Rohn

United States Securities and

Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Form 8-K Item 4.01 Comments filed April 26, 2005

Dear Mr. Rohn,

Please note the following information you requested to address the your comments addressing relative to our Form 8-K filed on April 25, 2005. We feel these comments have been addressed adequately and appreciate the assistance you have given.

We filed a Form 8-K/A on April 26, 2005 as instructed to amend our report and address the following comments:

1. Amend the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(i).

The former accountant resigned on April 21, 2005 and the Company’s Board of Directors accepted said resignation on that date.

2. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

The amended report contains the following statement:

“Stonefield Josephson’s audit report on the financial statements for the year ending December 31, 2004, the year ending December 31, 2003 and for the interim period of 2005 did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles.  However, the report for the year ending December 31, 2004 included an explanatory paragraph wherein Stonefield Josephson, Inc. expressed substantial doubt about our ability to continue as a going concern.”

3. The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent fiscal years and any subsequent interim period through the date of registration, declination or dismissal (actual date of change) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(l)(iv) and (v) of Regulation S-K.

Our report addresses this comment with the following statement:

“At no time during the entire engagement of Stonefield Josephson, Inc, were there any disagreements, whether or not resolved, on any matter of accounting principles or practices, financial statement or disclosure or auditing scope or procedure.”

Exhibit 16

4. Please revise your letter from your former accountants to include the date your      Form  8-K was filed. It does not appear that your Form 8-K was filed on August 20, 2004.

5. To the extent you make changes to the Form 8-K to comply with our comments, please obtain and file and file an updated Exhibit 16 letter from your former accountants stating whether accountant agrees with the statements made in your revised Form 8-K.

We regret the typo in the above referenced letter. The new letter in Exhibit 16 now reads:

Dear Commissioners:

          We have read the statements contained in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Form 8-K/A of International Debt Exchange Associates, Inc. filed with the Securities and Exchange Commission on April 26, 2005 and agree with the statements contained therein.

Very truly yours,

/s/ Stonefield Josephson, Inc.
Certified Public Accountants

Engagement of new accountant

6. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K, Item 304(a)(2). In Making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We are currently negotiating with a new accountant and will comply with Regulation S-K, Item 304(a)(2) and file a Form 8-K and make all the proper disclosures in said report.

In closing please note that we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in this filing;

and that all staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

We respectfully submit this information for your review. Please advise us as to any additional information that you require. Please copy any additional comments to our compliance consultant, Mr. Mike Roth of Securities Compliance Control, LLC at his fax” 714-538-6722. He can be reached by phone 714-538-9722.

Sincerely,

Kenneth Graham

Chief Executive Officer

International Debt Exchange Associates, Inc.